SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of DECEMBER 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


    Ryanair adds 15th route to the

                              Frankfurt-Hahn Base



Frankfurt, 04.12.2002: Ryanair, Europe's only low fares carrier, today announced the 15th route from their base in Frankfurt-Hahn. A new daily service from Frankfurt-Hahn to Gothenburg in Sweden, which will begin service on February 6th 2003. The announcement comes only weeks after Ryanair revealed plans to base two further aircraft at Frankfurt-Hahn with four new routes to Rome ( Ciampino), Bologna ( Forli), Stockholm (Skavsta ) and Girona Barcelona. These new routes commence service tomorrow.

The fares on the Gothenburg route are however no surprise, starting at Euro 29,99. The fares offer an astounding 96% reduction compared with other carriers in the market:

Price comparison Frankfurt-Gothenburg

               Lufthansa                  Ryanair                      Saving

         (from Frankfurt-Main)         (von Frankfurt-Hahn)
              EUR 697,59*                 EUR 29,99                       96 %

* Ryanair and Lufthansa's lowest published one way fare in Euro on 02 / 12 / 2002 incl. Taxes and charges.

Ryanair is building on the huge success of its route network from Frankfurt-Hahn. Almost 1 million passengers have already travelled on our most established German route Frankfurt-London since Ryanair's market entry in April 1999. With capacity increasing from tomorrow from 4 times to 6 times daily on this route, Ryanair expects to gain over 20% of the total market share on this route. From tomorrow, Ryanair will serve a total of 14 destinations, with 22 departures daily to 5 European countries from Frankfurt-Hahn. This will increase to 15 destinations in 6 countries from February. Ryanair today disclosed the phenomenal success of its Hahn route network with average load factors well in excess of 80% for November.

Commenting on the new route announcement today in Frankfurt, Ryanair CEO Michael O'Leary said:

"We are delighted to be able to announce a 15th route from Frankfurt-Hahn. We expect the route to Gothenburg to be particularly successful - we already fly over 50% of all passengers between London and Gothenburg, beating the Star Alliance's SAS hands down. The fares on routes between Germany and Scandinavia are particularly exorbitant as the Star Alliance simply carves up the market between itself. Those days are over! With two routes already from Frankfurt to Scandinavia Ryanair will quickly gain market share, bringing amazing low fare opportunities for the first time ever to this market

Ryanair continues to deliver consistent growth and ever lower fares in Europe. Ryanair is currently in negotiations with over 40 European airports for growth next year; among them are 8 German airports. We expect substantial growth in the German market next year based on our success to date, and look forward to bringing even more low fares to the German consumer."


Timetables

All times local
Effective Thursday, 06 Feb 2003

Frankfurt Hahn to Gothenburg City
FR 9831    0630-0820                            1   2   3   4   5   6   7

Gothenburg City to Frankfurt Hahn
FR 9832    O845-1030                            1   2   3   4   5   6   7



ENDS                    WEDNESDAY 4TH DECEMBER 2002



For information:



Murray Consultants          00 353 1 4980300

Pauline McAlester / Mark Leech


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04-December 2002
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director